Mail Stop 4561

February 16, 2007

Lorne Walker
Chief Financial Officer
DigitalFX International, Inc.
3035 East Patrick Lane, Suite 9
Las Vegas, Nevada 89120

> **Re:** **DigitalFX International, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on January 17, 2007**
> **File No. 333-140047**
>
> **Form 10-KSB for fiscal year ended December 31, 2005**
> **Filed March 23, 2006**
>
> **Form 10-QSB for fiscal quarter ended September 30, 2006**
> **Filed May 12, and August 15, 2006, respectively**
> **File No. 0-27551**

Dear Mr. Walker:

   We have reviewed your filings and have the following comments that are issued in addition to those issued on February 13, 2007.

Executive Compensation, page 34

   1. As you know, the executive compensation disclosure rules were recently updated. We note that the summary compensation table does not include a column for stock awards. In this regard, please tell us the date of issuance of the options issued by VMDirect and assumed by DigitalFX in the reverse acquisition. We note that the initial vesting date was 12/31/05.

Outstanding Equity Awards at Fiscal Year-End Table, page 35

   2. We note that although you disclose the vesting schedule in footnote 1 to the table, you have not provided the information pursuant to Item 402(d)(2)(vii) and (viii). Please tell us why you determined that these columns were inapplicable.

Principal and Selling Shareholders, page 38

3. Please disclose the natural person or persons who have voting and/or investment control over Kingdon Capital Management, LLC.

4. To the extent any of the selling shareholders are affiliates of broker-dealers, disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Related Party Transactions, page 40

5. Please confirm that there have been no related party transactions required to be disclosed under Item 404(a) of Regulation S-B that have occurred since December 31, 2006.

6. Please disclose the name of the principal member of Keating Investments, who is the son of Kevin Keating, as well as the principal of Keating After Market Support, LLC. State the amount of interest of the principal of Keating Investments and Keating After Market Support in the two transactions.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kari Jin at 202-551-3481 or Patrick Gilmore at 202-551-3406 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via facsimile: 818-474-8603</u>
        Gregory Akselrud, Esq.
        Stubbs Alderton & Markiles, LLP